UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SECURITIES EXCHANGE ACT OF 1934
Release No. 54962/December 19, 2006

ADMINISTRATIVE PROCEEDING
File No. 3-12491

| | |
|---|---|
| In the Matter of : | |
| : | |
| AMERICAN INTERNATIONAL : | |
|    PETROLEUM CORP., : | ORDER MAKING FINDINGS |
| METAL RECOVERY TECHNOLOGIES, INC., : | AND REVOKING REGISTRATION |
| SEVEN SEAS PETROLEUM, INC., : | BY DEFAULT |
| TOUCH AMERICA HOLDINGS, INC., and : | |
| U.S. PLASTIC LUMBER CORP. : | |
| : | |

## SUMMARY

This Order revokes the registration of the stock of American International Petroleum Corp. ("AIPN")[1], Metal Recovery Technologies, Inc. ("MXAL"), Seven Seas Petroleum, Inc. ("SVSSF"), Touch America Holdings, Inc. ("TCAHQ"), and U.S. Plastic Lumber Corp. ("USPL") (collectively, "Respondents"). The revocation is based on Respondents' repeated failure to file required periodic reports with the Securities and Exchange Commission ("Commission").

## I. BACKGROUND

The Commission initiated this proceeding on November 30, 2006, with an Order Instituting Proceedings ("OIP"), pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Exchange Act"). The OIP alleges that each Respondent is a corporation with a class of equity securities registered with the Commission pursuant to Section 12 of the Exchange Act and that each has failed to file required annual and quarterly reports with the Commission for three or more years. All Respondents were served with the OIP by December 4, 2006, in accordance with 17 C.F.R. § 201.141(a)(2)(ii).[2] To date, no Respondent has filed an Answer to the OIP, due ten days after

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[1] The short form of each issuer's name is also its stock symbol.

[2] TCAHQ and USPL were served with the OIP on December 4, 2006, by USPS Express Mail delivery, and AIPN, on December 2, 2006, and MXAL and SVSSF, on December 4, 2006, by USPS Express Mail attempted delivery, at "the most recent address shown on [each] entity's most recent filing with the Commission . . . ." See 17 C.F.R. § 201.141(a)(2)(ii).

service.[3]  Thus, Respondents have failed to answer or otherwise to defend the proceeding within the meaning of 17 C.F.R. § 201.155(a)(2).  Accordingly, Respondents are in default, and the undersigned finds that the allegations in the OIP are true.  See 17 C.F.R. §§ 201.155(a), .220(f); OIP at 4.  Official notice has been taken of the Commission's public official records concerning Respondents, pursuant to 17 C.F.R. § 201.323.

## II.  FINDINGS OF FACT

AIPN (CIK 799119)[4] is a Nevada corporation, located in Houston, Texas, with a revoked status with the Nevada Secretary of State.  The Commission's public official records show that: (1) AIPN's common stock has been registered with the Commission pursuant to Section 12(g) of the Exchange Act for more than ten years; and (2) AIPN has not filed any periodic reports since its Form 10-Q for the quarter ended September 30, 2002.  That Form 10-Q, which is publicly available on the Commission's EDGAR database, reported that AIPN had a net loss of $7,794,009 for the prior nine months.  On October 7, 2004, AIPN filed for bankruptcy under Chapter 11 in the United States Bankruptcy Court for the Western District of Louisiana. On February 4, 2005, the trustee filed a reorganization plan with the bankruptcy court that proposed the termination of all of AIPN's equity securities, but the plan has not yet been confirmed.  AIPN stock is quoted on the Pink Sheets.[5]  AIPN stock had an average daily trading volume of 339,788 shares during a recent six-month period.

MXAL (CIK 796117) is a void Delaware corporation, located in East Chicago, Indiana. The Commission's public official records show that: (1) MXAL's common stock has been registered with the Commission pursuant to Section 12(g) of the Exchange Act for more than ten years; and (2) MXAL has not filed any periodic reports since its Form 10-Q for the quarter ended September 30, 1998.  That Form 10-Q, which is publicly available on the Commission's EDGAR database, reported that MXAL had a net loss $592,614 for the prior nine months. On July 1, 1999, MXAL was the subject of an involuntary bankruptcy petition filed under Chapter 7, which was later converted to a Chapter 11 proceeding, in the United States Bankruptcy Court for the Northern District of Indiana. The bankruptcy proceeding is pending.  MXAL stock is quoted on the Pink Sheets.[6]  MXAL stock had an average daily trading volume of 30,138 shares during a recent six-month period.

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[3] On December 13, 2006, the Commission received a document from former bankruptcy counsel to TCAHQ transmitting a copy of a notice, filed with the United States Bankruptcy Court for the District of Delaware, that TCAHQ is in bankruptcy proceedings and subject to an automatic stay under 11 U.S.C. § 362.  Former counsel's filing, which does not address the issues in the OIP or in any way purport to be an Answer, is not an Answer to the OIP on behalf of TCAHQ.  Further, the automatic stay provision is inapplicable to this administrative proceeding.  See 11 U.S.C. § 362(b)(4); Alfred M. Bauer, 63 SEC Docket 1925, 1926-27 (A.L.J. Jan. 16, 1997).

[4] The CIK number is a unique identifier for each corporation in the Commission's EDGAR database.  The user can retrieve filings of a corporation by using its CIK number.

[5] AIPN's annual high was 60 cents; it last traded at 0.25 cents on December 19, 2006. http://www.pinksheets.com/quote/quote.jsp?symbol=AIPN (last visited Dec. 19, 2006).

[6] MXAL's annual high was 2 cents; it last traded at 1 cent on December 14, 2006. http://www.pinksheets.com/quote/quote.jsp?symbol=MXAL (last visited Dec. 19, 2006).

SVSSF (CIK 947156) is a Cayman Islands corporation, located in Houston, Texas. The Commission's public official records show that: (1) SVSSF's common stock[7] is registered with the Commission pursuant to Section 12(g) of the Exchange Act; and (2) SVSSF has not filed any periodic reports since its Form 10-Q for the quarter ended September 30, 2002. That Form 10-Q, which is publicly available on the Commission's EDGAR database, reported that SVSSF had a net loss of $113,900,000 for the prior nine months. On December 20, 2002, an involuntary Chapter 7 bankruptcy proceeding was commenced against SVSSF, which was later converted to a Chapter 11 proceeding, in the United States Bankruptcy Court for the Southern District of Texas. The bankruptcy proceeding is pending. SVSSF stock is quoted on the Pink Sheets.[8] SVSSF stock had an average daily trading volume of 17,284 shares during a recent six-month period.

TCAHQ (CIK 1144835) is a Delaware corporation, located in Butte, Montana. The Commission's public official records show that: (1) TCAHQ's common and preferred stock are registered with the Commission pursuant to Section 12(g) of the Exchange Act; and (2) TCAHQ has not filed any periodic reports since its Form 10-Q for the quarter ended September 30, 2002. That Form 10-Q, which is publicly available on the Commission's EDGAR database, reported a net loss of $62,336,000 for the prior nine months. On June 19, 2003, TCAHQ filed for bankruptcy under Chapter 11 in the United States Bankruptcy Court for the District of Delaware. On October 6, 2004, the bankruptcy court ordered the termination of the common stock of TCAHQ. The bankruptcy proceeding is pending. TCAHQ common stock is quoted on the Pink Sheets.[9] It had an average daily trading volume of 88,442 shares during a recent six-month period.

USPL (CIK 1014851) is a Nevada corporation, located in Chicago, Illinois, with a revoked status with the Nevada Secretary of State. The Commission's public official records show that: (1) USPL's common stock has been registered with the Commission pursuant to Section 12(g) of the Exchange Act for more than nine years; and (2) USPL has not filed any periodic reports since its Form 10-Q for the quarter ended September 30, 2003. That Form 10-Q, which is publicly available on the Commission's EDGAR database, reported that USPL had a net loss of $4,443,000 for the prior nine months. On July 23, 2004, USPL filed for bankruptcy under Chapter 11 in the United States Bankruptcy Court for the Southern District of Florida. On January 13, 2006, the bankruptcy court authorized the sale of substantially all of the assets of the company. The bankruptcy proceeding is pending. USPL stock is quoted on the Pink Sheets.[10]

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[7] SVSSF filings also refer to its common stock as "ordinary shares."

[8] SVSSF's annual high was 1.5 cents; it lasted traded at 0.01 cents on December 19, 2006. http://www.pinksheets.com/quote/quote.jsp?symbol=SVSSF (last visited Dec. 19, 2006).

[9] TCAHQ's annual high was 2 cents; it lasted traded at 0.01 cents on December 19, 2006. http://www.pinksheets.com/quote/quote.jsp?symbol=TCAHQ (last visited Dec. 19, 2006).

[10] USPL's annual high was 1.9 cents; it last traded at 0.01 cents on December 18, 2006. http://www.pinksheets.com/quote/quote.jsp?symbol=USPL (last visited Dec. 19, 2006).

USPL stock had an average daily trading volume of 33,967 shares during a recent six-month period.

## III. CONCLUSIONS OF LAW

By failing to file required annual and quarterly reports, Respondents violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.

## IV. SANCTION

Revocation of the registration of the stock of Respondents will serve the public interest and the protection of investors, pursuant to Section 12(j) of the Exchange Act. Revocation will help ensure that the corporate shell is not later put to an illicit use involving publicly traded securities manipulated to the detriment of market participants. Further, revocation accords with Commission sanction considerations set forth in Gateway Int'l Holdings, Inc., 88 SEC Docket 430, 438-39 (May 31, 2006) (citing Steadman v. SEC, 603 F.2d 1126, 1140 (5th Cir. 1979)), and with the sanctions imposed in similar cases in which corporations violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 by failing to file required annual and quarterly reports. See Eagletech Communications, Inc., 88 SEC Docket 1225 (July 5, 2006); Neurotech Dev. Corp., 84 SEC Docket 3938 (A.L.J. Mar. 1, 2005); Hamilton Bancorp, Inc., 79 SEC Docket 2680 (A.L.J. Feb. 24, 2003); WSF Corp., 77 SEC Docket 1831 (A.L.J. May 8, 2002). Respondents' violations were recurrent, egregious, and deprived the investing public of current and accurate financial information on which to make informed decisions.

Failure to file periodic reports violates a crucial provision of the Exchange Act. The purpose of the periodic reporting requirements is to publicly disclose current, accurate financial information about an issuer so that investors may make informed decisions:

> The reporting requirements of the Securities Exchange Act of 1934 is the primary tool which Congress has fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of stock and securities. Congress has extended the reporting requirements even to companies which are "relatively unknown and insubstantial."

SEC v. Beisinger Indus. Corp., 552 F.2d 15, 18 (1st Cir. 1977) (quoting legislative history); accord e-Smart Techs., Inc., 83 SEC Docket 3586, 3590 (Oct. 12, 2004). The Commission has warned that "many publicly traded companies that fail to file on a timely basis are 'shell companies' and, as such, attractive vehicles for fraudulent stock manipulation schemes." e-Smart Techs., Inc., 83 SEC Docket at 3590-91 n.14.

## V. ORDER

IT IS ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, 15 U.S.C. § 78*l*(j):

the REGISTRATION of the common stock of AMERICAN INTERNATIONAL PETROLEUM CORP. IS REVOKED;

the REGISTRATION of the common stock of METAL RECOVERY TECHNOLOGIES, INC., IS REVOKED;

the REGISTRATION of the common stock of SEVEN SEAS PETROLEUM, INC., IS REVOKED;

the REGISTRATION of the common and preferred stock of TOUCH AMERICA HOLDINGS, INC., IS REVOKED; and

the REGISTRATION of the common stock of U.S. PLASTIC LUMBER CORP. IS REVOKED.

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Carol Fox Foelak
Administrative Law Judge